UNDERTAKING

To: Canadian Securities Administrators (except in Manitoba, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland, Northwest Territories, Yukon and Nunavut)

In connection with Application No. 2018/0743 by The Flowr Corporation under section 1(11) of the Securities Act (Ontario), and in accordance with Section 6.1 and Section 6.4 of National Policy 41-201 - Income Trusts and Other Indirect Offerings, the undersigned hereby undertakes, in complying with its reporting issuer obligations, and for as long as the undersigned is a reporting issuer and The Flowr Group (Okanagan) Inc. ("Flowr Okanagan") would be treated as an operating entity if the undersigned were an income trust, that:

  the undersigned will treat The Flowr Canada Holdings ULC ("Flowr ULC") and Flowr Okanagan as subsidiaries of the undersigned; however, if generally accepted accounting principles ("GAAP") used by the undersigned prohibit the consolidation of the financial information of Flowr ULC and Flowr Okanagan and the undersigned, then for as long as Flowr ULC and Flowr Okanagan represent significant assets of the undersigned, the undersigned will provide shareholders with separate audited annual financial statements and interim financial reports and management's discussion and analysis for Flowr ULC and Flowr Okanagan, prepared in accordance with the same GAAP as the undersigned's financial statements and interim financial reports and in accordance with National Instrument 51-102 - Continuous Disclosure Obligations, or its successor;

  for so long as Flowr ULC and Flowr Okanagan represent significant assets of the undersigned, then the undersigned will take the appropriate measures to direct each person who would be an "insider" (as defined in the Securities Act (Ontario)) of either Flowr ULC or Flowr Okanagan or a "person or company in a special relationship" (as defined in the Securities Act (Ontario)) with either Flowr ULC or Flowr Okanagan, if either Flowr ULC or Flowr Okanagan was a reporting issuer, as applicable, to comply with statutory prohibitions against insider trading under applicable Canadian securities laws;

  for so long as Flowr ULC and Flowr Okanagan represent significant assets of the undersigned, then the undersigned will take the appropriate measures to direct each person who would be a "reporting insider" (as that term is defined in National Instrument 55-104 - Insider Reporting Requirements and Exemptions ("NI 55-104")) of either Flowr ULC or Flowr Okanagan, if either Flowr ULC or Flowr Okanagan was a reporting issuer, as applicable, to file insider reports about trades in the securities of the undersigned (including securities which are exchangeable into securities of the undersigned); and

  the undersigned will annually certify as to its compliance with the above undertakings and file the certificate on SEDAR concurrently with the filing of its annual financial statements.

For the purposes of undertaking 3 above, please refer to the list of "reporting insiders" of the undersigned provided to the Ontario Securities Commission in connection with Application No. 2018/0743 by The Flowr Corporation under section 1(11) of the Securities Act (Ontario), which represent the directors and, as applicable, the Chief Executive Officers, Chief Financial Officer, Chief Medical and Policy Officer, President, Vice President and Secretary, General Counsel and Corporate Secretary and Chief Research and Innovation Officer of the undersigned, Flowr ULC, Flowr Okanagan and Core Flow Holdings Canada Inc., respectively and, with respect to each of Flowr ULC and Core Flow Holdings Canada Inc., Significant Shareholders (as that term is defined in NI 55-104).

[Remainder of page intentionally left blank. Signature page follows.]

Date: April 22, 2019

The Flowr Corporation

By: /s/ Francesco Tallarico

Name: Francesco Tallarico

Title: General Counsel & Corporate Secretary